SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2003

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    X                Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

On November 27, 2003, Veolia Environnement S.A. (the “Company”) held an “Investor Day” in Paris, France, during which a number of presentations were made by the Company’s management on the financial condition and operations of the Company and each of its business divisions. Copies of the two following presentations are included in this Report on Form 6-K:

1)     “Dalkia” — Presentation made by Olivier Barbaroux, Head of the Energy Services Division of Veolia Environnement

2)     “Connex” — Presentation made by Stéphane Richard, Head of the Transportation Division of Veolia Environnement

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 1, 2003

VEOLIA ENVIRONNEMENT
By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Chief Financial Officer

Dalkia

Dalkia

Olivier Barbaroux

Veolia Environnement

Investor Day, November 27th, 2003

Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that Veolia Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Dalkia

Contents

Business Activities
The « guaranteed performance » contract



Dalkia's core offer
Guaranteed results
Long-term contract
Dalkia: A purchaser and transformer of energy
Energy Upstream
• Coal
• Fuel oil
• Gas oil
• Gas
• Electricity
• Biomass
Process of Energy Transformation
Outputs listed in performance contract
• Temperature
• Heat
• Steam
• Compressed air
• Lighting
• ……etc…….
Dalkia purchases energy upstream of customer site
Dalkia operates and maintains its customers' energy-transforming equipment (boiler, turbine, air conditioning system, compressor, lighting system, etc.)
Dalkia sells the finished product with a guarantee of results (quantity, quality, rate, availability)
Customers: Industry, Tertiary Sector, Public Sector

Dalkia

Business Activities
Types of service

Upstream energy	Transformation process	
• Coal • Fuel oil/Gas Oil • Gas • Electricity • Biomass	→ Energy transformation plant (production process) →	• Temperature • Heat • Steam • Compressed air • Lighting

Energy provision

P1
Optimised management

- Energy Sourcing
- Production profile management (market optimisation)
- Technical performance optimisation:
  - production
  - end-use

Technical services

P2
Operation, repair & maintenance

- Start up, shut down
- Parameterisation, adjustment
- Surveillance, security
- Routine maintenance
- Remote surveillance
- Emergency service
- Call Centre

P3
Facility "length of life" warranty

- Major maintenance
- Replacement work

Financial packaging

P4
New construction and renovation

- Financing of cost of construction and installation
- Dalkia acts as the prime contractor and/ or owner representative

Dalkia

Business Activities
Heating and cooling networks

Dalkia's activities

- Energy purchase
- Operation of the
  - generating plants
  - networks
  - distribution stations
- Sale of heat and electricity to end customers

Contract types

- In general, public service outsourcing
- Contract duration of 10-30 years

Customer references

- Lyons
- Lille
- Vilnius
- Moravia
- Poznan
- Tallinn


Shopping Centre
Heat generation facility
Residential
Council buildings
Town hall
School
School
Collective accommodation

Dalkia:

No. 1 in Europe (300 networks)

Revenue managed in 2002: €1.1 billion

Dalkia

Business Activities
Heating Systems and Multi-Technical services

Dalkia's activities

- Heating
- Air conditioning
- Technical systems
- Associated electricity production (cogeneration plant : heat + electricity)

Contract types

- In general, guaranteed performance contracts
- Contract duration of 3-8 years

Dalkia key figures

- 4.6 million apartments
- 8,000 tertiary buildings
- 2,320 hospitals
- 9,000 educational and research buildings
- 4,000 sport, culture and leisure centres



Dalkia:

No. 1 European operator of thermal systems

Revenue managed in 2002:

€1.6 billion

Dalkia

Business Activities
Industrial Services

Dalkia:

- 2,500 industrial customers
- Industrial Utilities Services - Usually Guaranteed Performance contracts with a duration of 3-12 years (Revenue managed in 2002 = € 0.7bn)

Process energy utilities management

Steam, hot water, compressed air, industrial water, cogeneration, electricity, etc.

Facilities Management

O&M of technical systems, general outsourcing services



Industrial maintenance

Organisation, reliability improvement, technical evaluation, command and control, regulation

Heating and cooling of Buildings

Heating, air conditioning, controlled atmosphere rooms, etc.

Veolia's integrated offering

- Dalkia (utilities, thermal, FM, industrial maintenance
- Onyx (waste collection and processing)
- Veolia Water (water and wastewater services)
- Connex (transportation and logistics)

- Environment
- Sustainable development
- Work force integration

Dalkia

Business Activities
Facilities management

A business centred on Property


Asset Manager
Property Manager
Facilities Manager
Service providers
Technical services (Dalkia core services)
Non-technical services (subcontracted out by Dalkia)
▪ Property management
▪ Commercialisation
▪ Cost management (managing agent)
▪ Services organisation, management and reporting
▪ Execution
Dalkia

Dalkia

- 105 million m² managed (tertiary and commercial buildings)
- Revenue managed in 2002: €0.5 billion

But rather…… Dalkia's multi-disciplinary know-how

- ⇨ Response to customer demand for integrated outsourcing
- ⇨ Capacity to optimise complex, multidisciplinary services
- ⇨ Capacity for work force integration (personnel rehiring and reassignment)

Objective : to complement FM with energy management

Dalkia

Business Activities
Complementary businesses

Dalkia :
• Revenue managed in 2002: €1.2 billion

Installation	HVAC	Crystal	• Heating and cooling • Air conditioning • Steam
	Electrical engineering	Clemessy	• Electrical systems • Automated systems • Functionally linked systems
Technical systems maintenance for small customers		Proxiserve (50% with CGE)	• Individual heating • Metering • Plumbing
Public lighting		Citelum	• Street lighting • Illumination of monuments • Electricity on public highway • Traffic system management

Dalkia

Dalkia in 2002



	Revenue managed (€ bn)	Employees managed
France	3.0	18 990
Northern Europe	0.8	5 974
Central Europe	0.6	7 169
Southern Europe	0.7	7 967
	5.1	**40 100**

Dalkia

2002 segmentation by Business and Customer type

Customer type


Industrials
29 %
Local authorities
28 %
Residential building managers
16 %
Individual housing
2 %
Tertiary (public sector)
8 %
Tertiary (private sector)
17 %

Business Activity


Public lighting & other
5 %
Installation
9 %
Industrial Maintenance
9 %
Industrial utilities
14 %
Facilities Management
9 %
Heating systems & multi-technical services
32 %
Heating & cooling networks
22 %

Dalkia

Strategy & development
The strategic context

The context	The strategic prospects	
Energy becoming generally more expensive	**The "energy management" component of a Guaranteed Performance contract remains central to the strategy**	
Energy markets being liberalised	**A major opportunity:**	→ expertise in upstream energy sourcing → new products (managing customer risks) → commercial co-operation with EDF
More outsourcing → acceleration → services becoming more bundled → new mechanisms : PPP	**A major opportunity:**	→ new potential in the industrial and tertiary sectors → improved and more complex offers: greater profitability
Customers more demanding → professionalism → personalisation → reporting	**A major opportunity:**	→ higher value-added → limitation of competitors (barriers to selection increasing) → partnership approach with major customers
Sustainable development concept taking on increasing importance	**A major opportunity:**	→ energy is central to sustainable development (saving energy is Dalkia's business) → introduction of new, complex instruments: green certificates, emissions permits, energy savings certificates

Dalkia

Strategy & development
Strategic analysis of core businesses

	Potential Market	Accessible Growth Rate	Capital Intensity	Risk Level	Dalkia Strengths	Operating Margins 2002
Heating and Cooling Networks	LARGE • E. Europe - €4bn • Asia: China Korea Japan	STRONG in the targeted countries	HIGH Excellent profitability	CONTROLABLE Country risk	STRONG • Competencies • Experience • Limited competition	France 7-9% International 12-15%
Heating Systems & Muliti-Technical Services	VARIABLE • Depending on country • High potential in Italy	VARIABLE It will take time to expand the "Dalkia model"	LOW	LOW Deregulation	STRONG A long-standing business Capacity to protect the P1	5-8%
Industrial Utilities	LARGE • Europe = €40 bn • Variable outsourcing rate • Cultural differences	STRONG Key accounts approach	AVERAGE Dalkia favours expansion without asset purchase or on balance sheet investment	CONTROLABLE Primarily customer risk	STRONG • Competencies • Strong local presence • Strategic importance of energy	5-7%
Facilities Management	LARGE • Europe = €200 bn • Outsourcing rate • Fragmented market • Cultural differences	HIGH But strong competition in the low-end of the market	NONE	LOW	STRONG • Core competencies • Complementary Business activities • Opportunity for broadened management role	4-5%

Dalkia

Strategy & development
Major opportunities for expansion

1. Major heating network infrastructure in Central & Eastern Europe
   - A substantial opportunity for the next five years
   - Considerable potential : in excess of €2 billion for Dalkia
   - The competition is currently not very active
   - In five years, there will be a shift to Asia (China, Korea and Japan), where the potential
     is even greater
2. Core businesses in Italy
   - A market very similar to that of France
   - A potential representing €2 billion for Dalkia
   - Dalkia's position is very strong commercially and technically
   - There is also considerable potential in the rest of Europe: Spain/Portugal, Scandinavia
3. Continuous strengthening of the businesses in France
   - A large capacity to innovate and further develop the businesses
   - Growth potential in excess of €1 billion
4. Deployment of the industrial offer in all countries
   - Growth of outsourcing
   - Partnership approach

Dalkia

Strategy & development
The competitive environment

- Four major competitors in the energy services businesses (defined as : industrial utilities, thermal & mult technical services, heating and cooling networks, and facilities management)
- The other players:
  - Regional players (municipalities in Germany and Italy)
  - Electricity Utilities (ATEL, E.ON, Vattenfall) and Gas Companies (Centrica, Shell, etc.)
  - Industrial firms (Air Liquide, Siemens, Industrial Maintenance companies)
  - Facilities management firms (Johnson Controls, SERCO, Olivetti, Construction companies)

Pro forma revenue (1) (2001 in €bn)



Dalkia
0.2
0.7
3.9
Suez
0.5
5.6
3.0
Gdf (Cofathec)
0.0
0.2
0.7
RWE
0.9
2.6
1.0
Other services
Installation & Maintenance
Energy services businesses
0
1
2
3
4
5
6

Analysis of position in Energy Services

	France	UK	Ger.	Spain	Italy	C&EE
Dalkia	# 1	# 1			# 1	# 1
Suez	# 2				#3	
Gdf (Cofathec)	# 3				# 2	
RWE		# 2	# 1			

Leader | Medium-sized player | small player

(1) Veolia Environnement estimation

Strategy & development
EDF partnership


Veolia
EDF
66 %
Dalkia
34 %
100 %
Dalkia-France
Dalkia International
75.7 %
24.3 %

- Active international co-operation
  - joint offers in the UK and Germany
  - synergies in Central & Eastern Europe
  - value added for Dalkia arising from EDF's commercial presence in countries
- So far, limited co-operation in France
  - limited to eligible customers (restrictions on competition)
  - comprehensive services approach not very attractive to these eligible customers
- The liberalisation of the market in July 2004 will unleash the potential for synergies:
  - a joint energy and services offer in the middle market
  - synergistic competencies in the industrial sector
  - synergistic sales offerings for the two commercial forces

Dalkia

Example: Vilnius (Lithuania) heating network

- Substantial intitial investment
- Rapid efficiency improvement gains
- Rapid improvement in ROCE
- Internal growth through peripheral densification



Revenue (€m)
ROCE
250,0
200,0
150,0
100,0
50,0
0,0
50,0%
40,0%
30,0%
20,0%
10,0%
0,0%
-10,0%
2000
2005
2010
Revenue
ROCE
• Revenue CGAR = 6.4%
• ROCE CGAR = 28.4%

Dalkia

Example : Growth in Central and Eastern Europe

2010 vision: Central and Eastern European region

Strong growth:

- Growth of existing networks and peripheral densification
- Acquisition of new networks



In €m
ROCE
3000
2500
2000
1500
1000
500
0
16%
14%
12%
10%
8%
6%
4%
2%
0%
Revenue
ROCE
2002
2010 (e)

Dalkia

Profitability profile

Industrial cogeneration project in France :
44 MW of installed capacity (12 year Customer Contract) with the benefit of a French Cogeneration Feed-In Tariff

- Need for initial investment
- Rapid improvement in the ROCE
- Dalkia's business model is not significantly influenced by the market price of input fuels (gas) and/or electricity (i.e., spark-spread volatility is negligible) because of:
  - the structure of the 12 year electricity "feed-in" tariff
  - the mechanism for indexing the price of steam/heat in the contract with the industrial customer



Revenue (€m)
ROCE
20,00
19,00
18,00
17,00
16,00
15,00
14,00
13,00
12,00
11,00
10,00
60,00%
50,00%
40,00%
30,00%
20,00%
10,00%
0,00%
Revenue
ROCE
Volatility of the Dalkia business plan associated with :
• The market price of gas ⇧15% but the price of electricity ⇩15%
• The market price of gas ⇩15% but the price of electricity ⇧15%
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012

Dalkia:

- 3900 MWe of decentralised electricity production capacity

Dalkia

Key figures [1]

En M€	2002	Forecast 2009
Turnover	4 571	4 to 7% CAGR
EBIT [2]	244	
EBIT margin	5.3%	
Capital employed	2 516	
ROCE [3]	7.3%	> 10%

(1) VE's scope of consolidation

(2) EBIT corresponds to operating income as defined in French accounting regulations committee rule 99-02

(3) See definition of ROCE in "The Veolia Environnement model: ROCE and valuation" presentation of November 27, 2003

Financial Communication

Nathalie PINON, Head of Investor Relations

38 Avenue Kléber – 75116 Paris - France

Telephone +33 1 71 75 01 67

Fax +33 1 71 75 10 12

e-mail nathalie.pinon@groupve.com

Brian SULLIVAN, Vice President, US Investor Relations

1605 Main Street, Suite 710, Sarasota, FL 34236- USA

Telephone (941) 362-2435

Fax (941) 362-2499

e-mail bsullivan@usfilter.com

Web site

http://www.veoliaenvironnement-finance.com

connex

Stéphane Richard

Veolia Environnement – Investor Day
November 27th, 2003 – Paris

Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that Veolia Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

connex

Contents

- Our business
- Our positions and contracts
- Market trends
- Our competitors
- Our strategy
- Key financial indicators

Connex, a public service operator

- 2002 revenue: €3,422m of which 37% in France
- Public transportation is an essential public service in industrialized countries and urban areas
- Two management methods for public transportation:
  - public management: state controlled companies, semi-public companies, state-owned local or national companies (RATP, SNCF, Deutsche Bahn, etc.)
  - private management: from small local firms to major international conglomerates
- In the 1980s and 1990s, multinational companies entered the field: Connex, Arriva, National Express, First Group, Stagecoach, etc.
- Connex: present in 22 countries

connex

Connex, a global player in local markets

- Connex's business: operating public passenger transportation networks on an outsourcing basis and in partnerships with local transportation authorities
- Urban networks
  - buses: Bordeaux, Nice, Paris region, Stockholm, Frankfurt, Maastricht, Washington, etc.
  - light rail/tramway: Rouen, Saint-Etienne, Stockholm, Sydney … and soon Bordeaux, Dublin and Barcelona
  - metro: Stockholm
  - commuter trains: Melbourne, Boston, Düsseldorf
- Regional networks
  - motorcoaches: more than 20 countries
  - regional trains: Germany, France, Sweden
  - maritime services: France, Norway, Netherlands

Connex in new markets

- On-demand services
  - transportation on demand: 12 networks in France
  - taxis: Netherlands, USA
  - paratransit: USA
  - call centers: France, Netherlands, USA
- Services for industrial companies
  - freight rail lines: France, Germany
  - industrial branch lines and associated logistics: France, Germany
  - airport platform services
  - personnel transport

connex

Connex's international presence



Denmark
Norway
Netherlands
Belgium
Ireland
United Kingdom
France
United States
Sweden
Finland
Estonia
Poland
Germany
Czech Republic
Slovenia
Spain
Israel
Lebanon
Colombia
Mayotte
New Caledonia
Australia

2003(e) revenue

France	37%
Rest of Europe	53%
USA	5%
Asia/Pacific	4%
Others	1%

NB: 2004 figures will not include the SouthEastern rail contract in the UK estimated at approximately €600 m

connex

Public transportation service contracts

- Medium and long-term contracts: 5 to 12 years
- Passenger revenue risk limited or nonexistent, replaced by systems to encourage better quality and increase passenger numbers
- Investments: two contract types
  - Contracts with no investment: the assets (vehicles, depots, equipment, tools, systems, etc.) are rented from a third party or made available by the organizing authority. Examples: urban bus, rail and tramway contracts
  - Contracts with investments: regional contracts (motorcoaches, rail lines). Operating leases are established: France, Scandinavia, USA

connex

Examples of contracts

- Boston
- Czech Republic
- Regional transport in France

connex

The Boston commuter rail contract

- 13 lines/582 km/125 stations/500 rail vehicles
- 133,000 passengers per day/37 million per year
- The contract:
  - former public operator (Amtrak)
  - length: five years, renewable five years
  - operation taken over by Connex on July 1, 2003
  - revenue: $200 million/year
  - investments, including start-up costs, entirely assumed by the Massachusetts Bay Transportation Authority (MBTA)
- Operator: Connex (60%) + Bombardier (20%) + Alternate Concepts (20%)
- Labor agreement: with the 14 unions (1,620 employees)
- Commercial risk: none

connex

The Boston commuter rail contract (cont.)


€m
250
200
150
100
50
0
Revenue
EBIT
EBIT margin
6.65%
6.60%
6.55%
6.50%
6.45%
6.40%
6.35%
6.30%
2004 (e)
2005 (e)
2006 (e)

connex

Connex in the Czech Republic

- Connex is the No. 1 private operator of public transportation in the Czech Republic, with 101 million passengers carried per year
- 2,100 employees
- Annual revenue: €53 million
- Operations:
  - 11 urban networks (Prague, Chrudim, Kutnà Hora, etc.)
  - 700 regional bus routes
  - 15 international bus routes
  - 1 rail line
  - 1,200 motorcoaches and buses
  - service to hypermarkets (e.g., Prague)
  - personnel transport (Philips)

connex

Connex in the Czech Republic (cont.)



€'000
ROCE %
60000
50000
40000
30000
20000
10000
0
Revenue
EBIT
ROCE
14%
12%
10%
8%
6%
4%
2%
0%
2000
2001
2002
2003 (e)

Regional transportation in France

- Activity under contract with French districts:
  - Regular bus routes
  - School buses
  - Bus station management
- Average contract length: 7 to 12 years
- 6,700 motorcoaches belonging to the companies
- Geographic reach of the companies synergistic with our urban networks

Regional transportation in France (cont.)


€m
ROCE %
700
600
500
400
300
200
100
0
14%
12%
10%
8%
6%
4%
2%
0%
Revenue
EBIT
ROCE
2001
2002
2003 (e)
2006 (e)

Outlook for Connex

- Liberalized markets
- Connex's competitors
- Strategy

Strong Market Potential

€m	Liberalized	To be Liberalized
France	4 000	16 000
UK	12 000	2 000
Germany	2 000	24 000
Northern Europe	3 000	8 000
Southern Europe	4 000	20 000
Eastern Europe	1 000	20 000
North America	8 000	46 000
South America	4 000	30 000
Asia Pacific	12 000	90 000
TOTAL	**50 000**	**256 000**

connex

Connex competitors

Company	Nat.	Geographic reach	Revenue (€m)	EBITDA (€m)
Stagecoach	UK	UK 68% + USA 24% + HK 7% + Pacific 1%	3179	385
FirstGroup	UK	UK 75% + USA 25%	3507	483
National Express	UK	UK 76% + USA 16% + Australia 8%	3938	310
Arriva	UK	UK 76% + Europe 24%	3191	320
Go-Ahead	UK	UK	1453	121
Laidlaw	US	US + Canada	4229	402
KMB	Hong Kong	Hong Kong + China	837	245
MTRC	Hong Kong	Hong Kong	940	491
Comfort-Delgro	Singapore	Singapore + UK + China	878	239
SMRT / Tibs	Singapore	Singapore + UK + China	377	134
Kéolis	France	F + UK + Sweden	1585	81
Transdev	France	F + UK	473	51
SNCF	France	F + Kéolis	22176	
Deutsche Bahn	Germany	G + Northern Europe (freight)	18685	
Amtrak	US	US	2550	

(December 2002 figures)

connex

Strategy

- A priority: improve our profitability, in particular for our recent international operations
  - review our commitments and contracts
  - action plan for underperforming contracts (bus in the United Kingdom and Denmark)
  - absorption of cash drains (combined transport, Lebanon)
  - selective approach to investment projects
  - reduction of overhead
- Continue our growth,
  by grasping opportunities associated with market liberalization in the next 10 to 15 years and maintaining tight control over our financial commitments
- Diversify our services,
  by expanding value-added services (passenger information, transportation on demand, etc.), and diversifying our customer portfolio

connex

Key figures

€m	2002	Targets 2009
Revenue	3 422	4 to 6% CAGR
EBIT (1)	116	
EBIT margin	3.4%	
Capital employed	1 257	
ROCE (2)	7.3%	> 10%

(1) EBIT corresponds to the operating result as defined under Regulation 99-02 of the CRC, the French accounting regulations authority

(2) ROCE definition in November 27th, 2003, presentation: Veolia Environnement model: "ROCE and valuation"

connex

Financial Communication

Nathalie PINON, Head of Investor Relations

38 Avenue Kléber – 75116 Paris - France

Telephone +33 1 71 75 01 67

Fax +33 1 71 75 10 12

e-mail nathalie.pinon@groupve.com

Brian SULLIVAN, Vice President, US Investor Relations

1605 Main Street, Suite 710, Sarasota, FL 34236- USA

Telephone (941) 362-2435

Fax (941) 362-2499

e-mail bsullivan@usfilter.com

Web site

http://www.veoliaenvironnement-finance.com

connex